Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549


Re:Global Green Holdings, Limited
Registration Statement on Form 10-12G
File No. 000-54134

November 8, 2010


Dear Mr. Spirgel:

On September 28, 2010,  Global Green Holdings, Limited
(the "Company") filed electronically with the Commission (Accession Number 0001497843-10-000004) a registration statement on Form 10-12G, relating to the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Company's common stock. The Company is in receipt of the comments of the staff, concerning the Registration Statement, as set forth in your letter to the Company, dated October 25, 2010.

The Company would like to hereby request an extension of two weeks time (until Monday, November 22, 2010) to enable it to comprehensively address and respond to your comment letter of October 25, 2010.

Best Regards,

Gerard Werner,  President
Global Green Holdings, Limited